Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

July 13, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.11 to Registration Statement on Form S-1

Filed June 13, 2012

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. Updated financial statements have now been included.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun